

Mail Stop 7010

November 26, 2008

<u>**Via U.S. mail and facsimile**</u>

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

   RE: Form 10-K for the fiscal year ended December 31, 2007
      Form 10-Q for the period ended September 30, 2008
       File No. 1-15157

Dear Mr. Walters:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis

2. In your discussion of significant trends, opportunities and challenges on page 16 of your Form 10-Q for the period ended September 30, 2008, you disclose that worldwide stock markets have declined significantly in 2008 and interest rates on corporate bonds in the U.S. have risen significantly. These events will likely have an impact on the value of U.S. qualified pension plan assets and liabilities at the next funding measurement date and it is possible that you would be required to make a significant cash contribution to your pension plan in 2009. In the absence of a major recovery in the value of pension plan assets or a major upward movement in interest rates by year-end 2008, it is likely that you will recognize a substantial reduction to shareholder's equity on your balance sheet which would have no effect on income, cash flow, debt-covenant compliance, or requirements to make contributions to the pension plan. We encourage you to continue to provide disclosures regarding known trends, events, or conditions that are reasonably likely to materially impact your financial condition, results of operations, liquidity, or capital resources. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to these trends, events, or conditions, including the risk that charges may need to be recorded or significant cash contributions could have to be made. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Critical Accounting Policies

Pension Plans, page 20

3. We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net pension income and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. You should continue to discuss how sensitive your determination of net pension income is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. Please address both U.S. and non-U.S. pension plans.

Notes to the Financial Statements

Note 2. Summary of Accounting Policies

Goodwill and Intangible Assets, Net, page 33

4. In the interest of providing readers with a better insight into your judgments in accounting for goodwill and intangible assets, please address the following:
   - Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - Your disclosures indicate that you use different methods, including discounted cash flow projections, to determine the fair values of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
   - Please disclose how you weight each of the methods used, including the basis for that weighting;
   - Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements

Notes to the Financial Statements

Note 6 – Long-Term Debt, Short-Term Debt, and Financing Arrangements

5. You disclose that you were in full compliance with financial and other covenants in your various credit agreements at December 31, 2007. Please expand your disclosures to disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

6. Please file an amendment to your Form 10-K to include a signed consent from Ernst
    & Young LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

7. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their
    filings;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief